UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-188177

TRAC INTERMODAL LLC

TRAC INTERMODAL CORP.

(Exact name of registrant as specified in its charter)

750 College Road East

Princeton, New Jersey 08540

(609) 452-8900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11% Senior Secured Notes Due 2019 (and the guarantees related thereto)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Table of Additional Registrants

Exact Name of Registrant as Specified in Its Charter	State or Other Jurisdiction of Incorporation or Organization
Interpool, Inc.	Delaware
Trac Lease, Inc.	Delaware
TRAC Drayage LLC	Delaware
TRAC Logistics LLC	Delaware

Pursuant to the requirements of the Securities Exchange Act of 1934, TRAC Intermodal LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TRAC Intermodal LLC

Date: May 12, 2017	By:	/s/ Gregg Carpene
	Name:	Gregg Carpene
	Title:	General Counsel

Pursuant to the requirements of the Securities Exchange Act of 1934, TRAC Intermodal Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TRAC Intermodal Corp.

Date: May 12, 2017	By:	/s/ Gregg Carpene
	Name:	Gregg Carpene
	Title:	General Counsel

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the additional registrants listed below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Interpool, Inc.
Trac Lease, Inc.

Date: May 12, 2017	By:	/s/ Gregg Carpene
Name: Gregg Carpene
Title: Chief Legal Officer

TRAC Drayage LLC
TRAC Logistics LLC

Date: May 12, 2017	By:	/s/ Gregg Carpene
Name: Gregg Carpene
Title: General Counsel